Filed by Omnichannel Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Omnichannel Acquisition Corp.

Commission File No.: 001-39726

Date: December 21, 2021

TRANSCRIPT

Podcast: The Pozcast with Adam Posner
Episode: Sean Harper: Humanizing the Insurance Industry
Date: December 18, 2021

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Sean: Welcome to the podcast where we introduce you to incredible humans who share their journeys with the mission to inspire you to own your own inner tenacity, to drive your life and career forward. And now your host, Adam Posner.

Host: Welcome back to the podcast where I bring you the [00:01:00] best and the brightest from the world of business marketing and personal growth to help you harness your inner tenacity to drive your career forward. My guest today is Sean Harper, the CEO and co-founder of Kin Insurance. Sean is a serial entrepreneur who has been able to execute on multiple businesses in multiple different industries.

And he taught himself how to code as a kid and eventually hustled his way into the University of Chicago, not too shabby, where he studied economics and fell in love with business. Can't wait to dig into that story. And after graduation, Sean worked at BCG that's Boston Consulting Group for all you newbies out there and Longworth Venture partners.

He got to witness business development and niche-finding firsthand. And he has launched e-commerce company, TSS radio, which crazy enough, you know, I worked with them during my time at Sirius and payment processor, Foo fighters. No, just kidding Fee Fighters. I'm sure you guys did that a bunch of times and as exited multiple build businesses.

So we're going to dig, we're going to talk about his journey, his entrepreneurial journey. We're going to talk about Kin direct-to-consumer marketing and a whole lot more. I'm excited to introduce Sean Harper. Welcome to [00:02:00] the podcast.

Sean: Thank you.

Host: Thanks for having me. Awesome, man. And I really appreciate this nature setting.

Cause I hear that these microphones, I can hear the birds in the background and it's just tonight's escape. I think I should've done more outdoor shows over the.

Sean: Yeah, it's nice. I sit out here all day. It's great. Nice.

Host: So let's jump in here, man. And as I spoke about earlier, you know, I love to talk about the early career and I don't think that's spoken about enough on these podcasts, especially when I'm talking to successful entrepreneurs like yourself, those real deep lessons learned.

And I want to talk first about, you know, the, the programming background, where did you get that itch? Where was the first itch that you had, you know, to, to, to be, you know, hands on, you know, on the, in the computers?

Sean: I always, when I was little, I liked playing computer games. My dad was a nerd. And so we always had computers.

I mean, he wasn't, he didn't work in program. He's a police officer, but he just was into technology and we had gear around the house. Uh, so I just started playing with it. Um, my first computer program I [00:03:00] wrote was to keep track of my baseball cards. I was super into baseball cards and I was just like, there was no good program to track my baseball cards.

I'm going to make one. I never finished that. Uh, it didn't work, but it got me started on it. And, uh, I just like making stuff, you know, and this is my creative outlet, I guess. And, uh, you know, as a kid, that was, it was fun. Computers were so janky back then, you know, like, Yeah, they weren't like they are now.

Host: I remember, I mean, I, I don't want to date you or myself, but I remember learning in elementary school, like DAS prompts to make the rocket ship, uh, go up and then we would print them out and everything. And that was kinda like the basic, like basic and logo and all that kind of stuff. But what did programming kind of teach you about business?

Were there any similarities there?

Sean: A little bit, you know, they're both, to me, they're both about making stuff and, you know, businesses like. I love to see an opportunity and just make something new. And that Sims ambulance program, [00:04:00] there was no program for this. I should make one. And it, you know, it really got me into it because I was starting to make these computer programs.

And I was, you know, in high school or middle school. And, and then you're like, well, I really like it. Have other people used it. So I got to figure out how to market it, you know? Collect payment for it, et cetera, et cetera. And so I really just started into business because I wanted people to use my. Yeah.

Um, I also, like, I just want it to make money, to be honest. Like when I was, when I was young, I, you know, maybe my parents to give me a big enough allowance or whatever, but I was always just hustling, like I wanted, cause I wanted to buy more computer gear. So, so

Host: that was a drive. Yeah, it was a feed. It was, it was, it was a field, you know, we were talking about Gary before Gary Vaynerchuk and you know, for him it's a concept of money as a fuel to, to keep things, um, moving forward. So, you know, jumping in, um, Chicago guy, you stayed, you stayed in town.

There, [00:05:00] um, was, was a focus, always like, listen, I'm going to get into this university. And I'm going to study business. Was that like the, the, the target was at the, the end game there.

Sean: Not really. Um, you know, I was really like a computer guy all through high school and I was a nerd and I wasn't very popular and I spent a lot of time playing Warcraft, like programming and stuff.

And. In my senior year of high school, I took an AP economics class and just got super into economics. And I was reading, I was, I was a huge nerd. So I was reading all these like old economics books, like Hayak and Friedman and stuff. You probably shouldn't be reading when you're a senior in high school, you should be doing something more fun.

Um, and I also started dating a girl I was really into, and she ended up going to college at Northwest. And I was like, well, shit. I kinda like want to keep dating her. Um, I'm really into economics and now I'm obsessed with Milton Friedman of all things. University of [00:06:00] Chicago is where I should go, but I had terrible grades.

So I had to figure out a way to get into college, even though I didn't have good grades, I had to do that. Well, you know, at the time

Host: did you break into the computer system? Did you change your grades? I mean it's long past now. I don't think anybody's going to

Sean: don't tell anyone. Um, no, no, I didn't do anything like that, but at the time, and I think this is still true.

The University of Chicago was really into just getting weird kids and I had pretty good, weird. Yeah, pretty good witness question. You know, they, they have this thing called the uncommon application. You all the schools have the common application. There was this like the opposite. It’s the uncommon. You can’t do the common application with them.

Cause they’re weird and they want weird people. And uh, and so I, I apparently had a sufficiently weird application to get onto the wait list. And then I was like, wow, this is good. I didn’t expect to make it this far. And so I just started.

Host: What made it like, do you remember [00:07:00] the applicant? I’m, I’m super curious now.

Like what was it? Was it like an essay format? Like how did they go about assessing your weirdness

Sean: quotient? I wrote a computer program. And I like RO I compiled in it. It was basically, it was like a computer program, told everybody all about me and it had some like embedded like games and stuff like that.

And I burned it to a CD and I sent them, I got, I got the little CD kit, so I could put a cool label on the CD and everything. And that’s what I sent them along with all the source code that went to the computer program. And so I think that was, I was probably the only person that submitted a computer program for my, for my application.

Yeah, I love it.

Host: Can we, can we pause for a moment and just go back to a little bit retro and how old we feel now? I re I remember burning CDs. I was big into music. Um, I’ll still am into music, but I would, I would rip stuff off of naps. I shouldn’t be saying this now. Right. And I would burn, like mix CDs for it.

And I had the CD burner. I had a couple of them. And it was just fun. And then the [00:08:00] worst part was you would get so far down the line and then there’d be like a, like a critical fail, like an error fail. And you would just curse your head off because some of them took longer than others. Or I remember I did a lot of like data backup on them on backup all my school files.

It was a good old days. And now we have things on, uh, the edge of our fingers.

Sean: Right. I know it’s too easy now, you know, I had, I had this crazy, you know, I, I worked at a computer store for a while, so I would always get like the hard drives. No one wanted anymore. And I have this like PC, basically I built it into my music server.

It had like 10 hard drives in it. They were all like small, hard drives they got for free. And I would just rip all the CDs onto this, onto this music server basically. And so I had my own little life version of Spotify, I guess it was, it was a lot of work of course. Uh, and, and. Yeah, I don’t know what I did with it.

I probably just threw it away at some point. So fast

Host: forward you come out of school and you land at Boston consulting group. I mean, was that a, was that, uh, was that a culture shock to you? Let’s talk about it culturally first, before we [00:09:00] get into what you learned, like, was it a smooth landing, a smooth transition for you to go into this?

I mean, listen for anybody who doesn’t know. I mean, we’re talking, you know, this is major leagues here from a consulting perspective. There’s process. There’s. It’s a whole thing over there. Talk to us a little bit about that experience in your life. Cause I think it’s important, you know, and for me, I think the hardest transition and I see it in a lot of it, cause I’m in the recruitment business now are, is that life transition between college university and into the corporate world, especially at BCG type place?

Sean: Yeah, I was, I was pretty ready for the corporate aspect of it. Cause I did a lot of internships in school. Like I did an internship at Goldman. I did an internship at credit Suisse and an internship at a hedge fund. So I was always just like, you know, hustling. And so by the time I got out of college, I was used to business communication and, and all of that.

Um, but the one thing that was really surprising to me was how little attention [00:10:00] to like the details and content people had within these big companies, because at these consulting companies, you’re. You’re sort of dropped into these companies and then companies have big problems and you’re, you’re supposed to like figure out what it is and put it into presentation and help them solve the problem.

And the thing I realized pretty quickly, it was like a lot, especially at the higher levels that these businesses, they often don’t really know how the business works. They don’t know how the sausage is made. They have no idea. And so it was, it, it was frustrating at first. Cause I’m like, why are you asking us this question?

What, what the hell do I know about this? I’m 23. And then you realize the answer to all of these is like, you just go find the guy in the basement who knows the answer.

Host: But is that, does that, is that, is that the secret, like of what learning. Like if you’re automatically a naturally inquisitive person, but you don’t have the experience of being like, you know, um, you know, inquisitive in the workplace.

I mean, just trying to figure shit out, right? Like [00:11:00] figure it out, find the, is it,

Sean: and don’t be afraid to, to not know. Right. Cause I think you see a lot of these companies, people would just sort of pretend they knew what was going on. And at the end of the day, no one knew what was going on. Like you gotta be able to say no, I don’t know how this.

Tell me how it works. I’m going to go find the guy. You can tell me how it works. I want to know, and I want to know the details of it. And, uh, it’s, it’s kind of fun. It’s like a little detective, uh,

Host: you know, story is, it is, and I’m jumping way ahead and we’re going to, we’re going to double back here, but when you’re interviewing folks that came to work for you, how important is that natural, um, inclusivity, the problem solving, I mean, is that like the core thing that you’re looking for in a new employee?

Sean: Yeah. There’s so our two cultural values at can are, uh, one we run through. And that’s just like your determination, your grit, your tenacity, failure, tenacity, all, all that stuff because it’s hard. What we’re doing. Um, so that’s a, that’s a really big part of it. And then the other part is like, you have to be chill.

That’s our second core value. That’s you have to be able to do all [00:12:00] that. You have to be tenacious and brutal and like stick to the facts and everything like that. But you also gotta be nice to people when you’re doing it. Yeah. It goes without saying, um, and then the other, the other thing that’s really important to us again, is I want to make sure that whoever is closest to the data is making the.

‘cause, I just don’t want to fall into that trap. I saw at these, at these big companies where people will be like, oh, let me go ask my boss. It’s like your boss doesn’t know the answer to the question. You know the answer, he’s not in the

Host: trenches, you know, the answer you just want that that’s some kind of validation.

So from BC, so from BCG, you know, we go to setting up shop at, um, at TSS radio, which correct me if I’m wrong, becomes a, you know, a top Inc 500 fastest growing business. Um, what was it? That experience like, and you know, that, that key golden nugget that you take away from your experience building TSS, that you apply daily.

There’s a lot that we call that a three parter in this, in

Sean: this line of work, it was, that was really fun. So I, this friend who I grown up [00:13:00] with and he was the most entrepreneurial guy. He was like from an early age, he would like be selling candles door to door. And like, you had a magic show. He charged, handles.

Cause he was like making candles in his garage. Like, why are you making Canada? It’s like, oh, we could sell it. I’m making

Host: meth in the garage. Right. I’m probably less profitable though. But.

Sean: I assume so probably less dangerous to blow up your parents’ garage. And, uh, and he was just like, Hey, I want to S I’m, I’m going to start this business.

And it was a stupid idea that was sort of tangentially related to what TSS radio I eventually became. And I was like, yeah, man, like, I will I’ll I’ll do that with you. You’re you’re, you’re amazing. Like, you know, you’re, so you’re so entrepreneurial, I can’t help, but support you. And, uh, so, so we just sort of started at a very.

You know, very basic level, like trying to sell stuff online that was related to satellite radio. And it was such a jenky low rent operation at first. Right? Like [00:14:00] we, we were, we had physical inventory and we like stored it in Taylor’s. And then when we ran out of room in his apartment, we stored it like on the lawn, like he lives in a coach house.

So we were storing it in like the backyard of his landlord. And it was like, I hope it doesn’t rain. And we were just doing everything in the most scrappy way possible. Cause we didn’t know anything. We’d never started a business before. We were just sort of figuring it out as we went and, and you know, it was a lot of fun, you know, we made a lot of mistakes, but, uh, you know, I think if you.

W I always, I still do this. Like if I, if there’s somebody in my life who has a passion for something and idea and wants to do something with it, you have to support these guys in however way you can, because it’s important for them. And also it was a great outcome for me. I got involved in this business that actually begins big

Host: passion.

You can’t fake passion. Right? And when someone has it in something, you got to support them as best as possible. And you know, even if it’s a crazy idea and there’s some nugget of feasibility, You have to at least see it through. It’s crazy. And for those of you that [00:15:00] don’t know, it’s funny, TSS radio, uh, was selling, um, uh, aftermarket and other satellite radio products.

And I worked closely with them during my time working at Sirius XM. So it was real funny when I was doing my research and I’m like, holy shit. Where’d I know TSS radio from a, it’s just funny how small that the world is. So, you know, from there, you know, I read that the company you sold to Groupon was similar to Stripe.

Um, how was it similar and, and why do you think they. Bought it instead of, you know, instead of going to Stripe and trying to integrate Stripe into it, you know, what was,

Sean: yeah. So, so at TSS radio, I got really frustrated by our payment provider and the, you know, we were processing all our, all these credit card transactions online.

It just didn’t work the way I expected it to

Host: we’ll just go right into the account. Nice and easy. Someone pays something, it goes right in it’s in the account. We can take the money out. We make money. The

Sean: APIs were crappy, the pricing was complicated and unfair, and it was just really frustrating. And I was like, let’s let’s do you know, I can do, I can do this better.

[00:16:00] So we started building this payment processor and actually it started out not as a payment processor. It started out as a website where you could go to choose the best payment processor. Yeah, exactly. We’re like a, like a kayak for credit card processing and. That worked. Okay. People like the idea of it, but we realized about two years into that maybe a year, a little bit more than a year into it, that all the options we were comparing weren’t that good?

Host: And so we’re like, it was not good. Like we’re showing you options, but none of them were actually good. Isn’t it crazy how the opportunity comes from.

Sean: Absolutely. And so we just started, we were like, okay, we can make a payment processor. And so we just sort of stopped that business. And we started writing the next generation payment processor that had really fast underwriting that had a really good API.

Um, and, and that’s what we built for a while and we launched it and we were trying to raise money for it. You know, we we’d raised like a million and a half of VC money, so we’re going out to raise another round. [00:17:00] It was right around the same time Stripe was raising their first round. It was like a $20 million round.

So we were terrified by that. We’re like, oh, they’ve raised 20 million bucks. Like, how are we going to keep up with these guys? And, uh, and Groupon at the time really wanted to have a competitor to square. The point of sale business and their thesis was well, we’re delivering this one thing to these local merchants that they really need, which has caused.

What else can we give them, how can we get deeper into their business and become the merchant operating system? We

Host: call it. Right.

Sean: Exactly. And so they, they really wanted to own, you know, a point of sale business and a payments business. So they bought us and then we applied a couple of other related businesses and we’d sort of turned it into this little square competitor within Groupon, which, uh, was wasn’t adventure.

It

Host: wasn’t adventure. And had you had your.

Sean: Um, you know, I, I was really excited about it for like the first year and I had a three-year or an out basically after they bought us. And I was really excited about it after the first year, I’d [00:18:00] never worked at a big tech company before that was exciting. Uh, you know, it was an idea that I was very passionate about and I really bought into it.

And then you know, about a year and you realize like this is a big company, the core business isn’t doing that. Well, there’s a lot of drama associated with having a stock that goes from 20 to two, back up to 10, down to six. And, you know, we just sort of got sick of it by the time the earnout was done, which was.

Uh, three years, we were ready to go do something else. And you know, that was nice. It was a great experience though. Didn’t, you know, start a business and sell it and work at the acquire for a while. I learned a ton. It was great.

Host: But what do you think you would do differently? Looking back?

Sean: Um, I, I would not have sold, uh, fee fighters.

You know, that space got so hot and, you know, we were writing. Paymentech got so hot and even like the third, fourth players are now even still, you know, raising huge rounds, uh, you know, going public and, and [00:19:00] we, we should’ve stuck with it. I

Host: mean, I mean, I mean, if you’re kind of Monday morning quarterback and a little bit, I mean the pandemic, you know, forcing everybody online with every single thing, certainly, certainly, you know, added to that too.

So, so let’s, let’s talk about this.

People always ask me, like when you’re interviewing entrepreneurs, please tell us a story. Was it, was it over a beer? Was it over a number of conversations? Where did the nugget, where did the seed for kin really start to germinate? And where was it planted?

Sean: So this one actually similar to my first business was started when I met my co-founder.

And so I kicked out of, you know, my aeronautics Groupon. I was doing some consulting gigs, basically just to. Yeah, just, just for something to do while I was incubating and trying to figure out what business I wanted to start next. Cause at that point I was super hooked on starting a business. Like this is, this is what I do now.

I know I can do better next time. And I ran into Lucas, my co-founder and we hit it off right away. And we were like, we should start something together. Right. And so for the [00:20:00] next year, basically we just really put our heads down and tried to figure out what business to start. No, we had some like, you know, side gigs on the side and.

Yeah, other stuff to do. And they gave us a chance to work together and really study the market. So it was totally different than my other two businesses. The first one, you know, the product was sort of set by Taylor who’s pat about it, and we pivoted into something else. It turned out well, the second business I was passionate about it.

Cause I had seen the problem firsthand and we pivoted into something else. Right. The third one. We were like kind of being management consulting about it. We’re like, let’s talk about,

Host: well, it’s a white space. Where’s there. Where is it? Right for

Sean: disruption. Where’s the opportunity. And how does that map to our skill sets and where could we really do something that’s impactful?

And that’s what we were thinking about. So it took us a year, but we found, we found this business and it’s a huge business opportunity and it’s something that’s really important. So why insurance

Host: and specifically, we’re talking about, we’re talking about home homeowners insurance.

Sean: Yeah. So everyone [00:21:00] out there.

Ken does homeowners insurance. We do a direct to consumer, which is unusual because most of them are sold through these middleman. Um, that was similar to the fighters because we were cutting out the middleman. Uh, it is really high tech. So a lot of the manual stuff that legacy insurance companies do manually, uh, we’re able to automate and do over your phone.

And we also, um, we, we do homeowners insurance in the most dangerous parts of the. And so about half of this is $110 billion market. About half of it is places where I live like Illinois, where the weather is pretty stable. It might be cold, but it’s pretty stable. We don’t get hurricanes or anything like that.

And about half is in places where the weather is a lot more volatile, California, Texas, Florida, Carolinas,

Host: there’s tornadoes. All those natural disasters seem to be happening a lot more of these.

Sean: They are happening a lot more. And it’s really hard for the insurance industry to respond to it because these are old companies, right?

And they’ve been doing [00:22:00] things the same way for a long time. They have a hard time responding to change. Meanwhile, the world has changed a lot. The customer preferences have changed. You don’t want to talk to that guy in the strip mall anymore. You want to do it on your phone. Technology has changed you. A lot of these companies are running the computerized.

It was one of the first industries to computerize. So we should get the props for that. A lot of the times they’re running on the same. That they’ve been running out for 40 legacy that

Host: really defining legacy platforms

Sean: that are man, it’s the very definition of legacy. And then of course the weather is changing and it’s becoming more and more volatile and that’s how that’s happening everywhere.

And so we, we need to figure out how to profitably do insurance and provide insurance to people who live in places. Yeah, where the weather is more volatile. Cause cause you can’t live, you actually can’t get a mortgage or buy a home if you don’t have insurance.

Host: So correct. For anyone that doesn’t know that you can not get a mortgage or you could lose your mortgage.

If you don’t have insurance. I mean, two years ago, I let my insurance at my homeowners excellently lapsed by like a day. And it was a nightmare. [00:23:00] It’s a whole thing. It’s a little old thing. I almost lost my home. I almost lost everything. It was, it was really scary actually that how, how one, one misstep on a.

Cause a credit card balance, like some crazy thing with a check checklist,

Sean: crazy thing. Right? Like you, you didn’t, it was just an accident. It was just a surface accident. Yeah. We, insurance companies should have had some way to update the payment method or you have a second payment method or contact you or something and something didn’t happen there.

People that happens to people all the time and it’s really annoying. And it’s just because it’s not a very efficient industry. So that was, that was our idea. Um, you know, we, we started out saying, Hey, we can use tech and big data and everything to making sure. Yeah. Better for everybody homeowner’s insurance.

And then we, we sort of refined it and we realized that there was half of the country that really, really, really needed this. And we said, okay, cool. We’re going to do it for those guys because you know, it’s just more, it’s more fun to provide something that people really need.

Host: Oh, helping them. I mean, this is their life.

You need insurance, you know, if your roof blows off, no one has $50,000 just [00:24:00] sitting around. You know, if you lose your, you lose your property. But let me ask you this though. Um, what did you know about the insurance industry before you start.

Sean: A little bit. I knew a little bit because I had done a lot of work when I was at BCG and insurance.

And there are a lot of similarities to the economics. I knew the economics, I knew a lot actually about the agents and all the inefficiencies that come from those agents, because I had worked on a case of ECG that involve that and

Host: the financials, right. The cuts that are going to them versus what you could do from an efficiency cost perspective and put back into the tech and the.

Sean: You got it. That’s exactly right. So I actually had a case and this consulting is such a great way to learn about opportunities and just, it’s such a great job for learning. But I had one case where I was literally driving around, like rural Ohio, visiting these little insurance agencies and spending the day with them being like, what do they do all day?

I didn’t have a notebook. It’d be like 8, 15, 8 45. He drank coffee from 45 to nine 50. Talk to a guy who [00:25:00] came in and then you just, you learn a lot being that close to the details. So I knew a lot about that and we knew there was an opportunity there. And Lucas also, you know, he had, he had spent a lot of his early career at Accenture and had worked on some of these big it projects, you know, like redoing the claim system for a top five insurer.

You know, he had seen how bad the tech was and how hard it was for the really smart people or these insurance companies. Did you, their jobs as well as they could, because they were just so hamstrung by the fact that tech didn’t work the way was.

Host: Yeah. So let’s talk about the early days. You’ll your, your bait, your beta early days.

I mean, listen, it’s only a couple of years old, but you’re, you’re, you’re, you’re you’re beta testing it out there. Was there ever a moment where you’re like, shit, like we had a hypothesis on, maybe it was a specific portion of the product, the functionality that you thought was just going to crush it with consumers and you were completely off on it and you had to, you know, go back to the drawing

Sean: board.

So one of the nice things about this is we had consumer demand for it, right? And that was actually similar to what happened after [00:26:00] we pivoted and TSS radio, it was like, well, we nailed it. People want this stuff. And some

Host: of the old guard they’re over it. They’re sick of it. They’re frustrated. They want something they can control with their, their hands.

They don’t want to be on the phone with, with, with reps in third world countries all day, they just want to have control.

Sean: You got it. And so the customers, the customers were showing. The, we did run into some problems though. And, and we had sort of an existential crisis because when we started the company, we obviously weren’t in a position.

Sorry, that’s that’s my computer. I don’t know what’s going on. When we started the company, we weren’t an insurance company. Instead we were this sort of like virtual insurance company that was renting. The license and the capacity, the insurance, like the balance sheet behind yes. To actually do the insurance from another company.

And we, you know, we’d signed a deal with them that we thought, [00:27:00] why don’t we give them a bunch of equity in the company? And we thought it would align our interests for a long period of time. And we were really happy with that arrangement about a year in, we just started to realize like, This isn’t working anymore, you know, they’re too rigid in the way they do things.

We can’t innovate the way we want to. They think that they own us basically, because, you know, and of course our board of directors at this point, it was like, no, like you have to do this over. Like you can’t, you can’t do what they want. You have to do this other thing. And, um, and so we had to, we had to fix that problem on the fly, the way to fix it was to become an insurance.

Oh, that takes a lot of money and it takes a long time the regulation.

Host: I mean, what does it, w w w even goes, I mean, I watch it. I don’t know if you watch the show billions and acts Bobby acts is trying to get his bank right now. I mean, what’s, I mean, that’s the only thing I know about that, but it’s gotta be like, see, like, you know what, we’ll just create our own.

It will just be our own issue.

Sean: Yeah, basically. So it’s [00:28:00] not quite as star hardest, starting a bank in the U S um, but it’s almost as hard to start an insurance company. And so we, you basically have to get a state insurance is regulated on a state by state basis. You have to get a state your home. To give you the, give you the license and you need to have capital that’s necessary to get a credit rating because the mortgage companies won’t accept you unless you have a credit rating, you have to back it.

So we went out not to VCs who had always raised her equity money from cause they, they wouldn’t give us an off, but we went out to a reinsurer and Burmese. And a life insurance company and life insurance companies have tons and tons of money. And we borrowed enough money to put in the bank account to get the credit rating.

And then we started with the regulatory approval. Now it took a year, right? So we were in limbo in this business. We couldn’t grow. Our VC investors all expected us to be growing. Uh, we couldn’t grow. We didn’t know when the regulatory approval would come through. And we were in that limbo for a [00:29:00] year and it was brutal.

We had to lay off like half the company. It was awful.

Host: Did you think it was going to go south there? You caught, were you confident that time, Sean, that you’re going to pull through that this was a solution. It was going to be a painful road for X amount of time, but you were going to pull through, I mean, were you competent there or

Sean: were you scared?

We knew it was the right solution. And I was pretty sure we could get it done, but not sure. So, you know, there was definitely a time, you know, cause, cause we had, we actually set everything up. So all, you know, the license would come through and we had to raise a new equity round and we have this debt round and they all had to basically closed in the same week and they’re all sort of interdependent on each other.

Yeah, it was Domino’s and, and it happened. A month, it took about a month longer than, than we really thought. And so for that month I was like, shit, like this could be the end. Like, what am I going to do? Right. The ropes. Yeah. It was rough. And the bank account went down to zero and like, I had to borrow some extra money from one of our banks and it [00:30:00] was, it was really rough.

Um, but it came through and, and, you know, I, I was never sure it would be successful. I was never sure. It wouldn’t be a sort of like. Yeah, depending on how things were going, I’d be like, oh, 75%. We get to live like 25%. We get to live. Uh, but you know, we, we, we were fortunate. We, we made it through and after that, everything was really great.

Uh, and it’s, it’s all the one big problem in the business that we could, it really tripped us up. It’s

Host: a great story too. And I, and I really love the fact that you’re really trying to service these under, I don’t want to say that these. These areas of the country that are so susceptible to, and, and just, I’d love to get your, your, your personal point of view on how that feels.

I think, how does it feel to actually be able to be there for people, for humans? It may not have any other options that there are other insurances dropped them. They’ve gotten this unlucky town in the middle of, you know, where Nebraska gets hit with four tornadoes in a calendar year. And all of a sudden all the insurance has a drop on them.

Sean: It’s really [00:31:00] cool. So it’s cool. On, on the two things, I find the coolest. We’ll have customers every day who are like, oh my gosh, dealing with my insurance used to be such a pain in the butt. It was so awful and expensive. You guys made it so simple for me and now I just don’t need to worry about it. Like that’s cool.

And then the other one that happens is like, you know, we actually fix people’s homes when they get messed up. And, you know, we just got hit by this big hurricane hurricane items, like huge hurt and a lot of our customers where the path of it. Uh, cause we’re, cause we’re very active in the state of Louisiana.

And a lot of these customers, we were actually using technology to start repairing their home before they hit, even returned home because a lot of people left. Right. Cause you don’t want to be right where the storm is going to hit some people. New Orleans and they go to Houston or Atlanta, you know, go visit family somewhere.

And, uh, and, and, and they didn’t [00:32:00] know, they actually didn’t know like, is my house. Okay. Didn’t know what the damage was. Absolutely. And so we were able to use, in that case, we were able to use aerial imagery, image recognition, algorithm. Tell if they’re homeless vine or not. And when they’re homeless fine, we were able to text them and say, Hey, good, good, awesome.

Yeah. And when their home wasn’t fine. We were like, oh, Hey, by the way, your roof has some damage. If you’re okay with it, we’ll go out there and put a tarp over it. And we’ll start getting you some quotes from roofers and we’ll start getting proactive,

Host: proactive insurance. I mean, that’s, that’s, mind-blowing.

Sean: It’s how it should be. It’s how it should be. They shouldn’t, the people don’t want to check. Right. If something bad happens to your house, you don’t want to check on someone to help you just wipe your house to be back the way it was before. Wow.

Host: What a huge point of difference right there. I mean, that’s like a mindset shift and, and tell me, like, does that like kind of just go into your overall approach for problem solving and how you.

Go after solving a problem in life, like, think about it. Like, you know, there’s a big gap here. Something’s wrong. How do we fix [00:33:00] it? And it’s just like a human approach. How would I treat somebody else as a human, in a business sense?

Sean: It’s not hard. It’s not that complicated. Just, you know, people will tell you what they want.

Right. So if you go talk to people, they’ll tell you and there’s business opportunities all over the place. You talked to people for 10 minutes, you’ll be like, okay, cool. There’s a problem. I can solve that problem. And I can make money solving that problem.

Host: What’s what’s, what’s the goal with kin, right. Do you want, do you want to be the, the, the biggest baddest best insurance company in the country in the world?

I mean, what’s the end game here?

Sean: Yeah. So when, when Lucas and I were doing that sort of discovery, that one year journey through the desert of discovery, um, it was the number one criteria was this has to be something that can be. This has to be something where if we do everything right, and we get a couple of lucky breaks, this could be a big iconic company for the next century.

And you know, this is a space where it’s big enough to do it because home insurance is big industry. It touches so many other things because if you think about, you know, what could we do [00:34:00] to get more involved in fixing people’s homes? Se. Could I get involved in other lines of insurance because people who own homes are usually good customers, or they have assets, they buy other things.

It could be get involved in mortgage profile. One thing we’re looking at right now is we fix a lot of roofs when we fix your roof or upgrade your roof. Could we also install solar panels? You do business. Absolutely. It’s a huge business and it depends on you having a good roof. And if we’re up there on the roof anyway, might as

Host: well, two birds with one stone, but you have to have good roof angles.

I learned that quickly, this summer, when I was looking into solar, you gotta have good exposure. Yup. Well, thanks. I mean, it’s, it’s incredible. Like you’re starting at that point and they’re just. Like ways to, to branch off it. That’s incredible. I got to ask you if somebody who is, you know, a leader within an organization and has been through a lot of different companies, are there a couple of go-to questions that you have when interviewing candidates to really be able to, I mean, interviewing is tough to find out somebody’s character or assess somebody’s character in 30, 45 minutes on a zoom call is [00:35:00] incredibly difficult, but do you have a couple of those go-to questions at least give you some indicators or may raise a red flag?

Sean: The, the, one of the things that. These are really hard. Sometimes is people put things on their resume that they were just involved with, that they didn’t actually do. Especially if they’re working at a big company, they’ll say I did X. I did. Y did Z, if you don’t ask the right questions, you’ll realize after they come working, come and work.

They were just there. They were just along for the ride. They were part of contributor. They weren’t active and they, they don’t actually know how to do it. If you ask them to do it again, they wouldn’t know how, and that’s, that’s really hard. So you need to figure out how to ask, like, What was your actual part in this and ask enough detailed questions that you can really figure out the bullshit, uh, you know, what, what can they, what are their actual capabilities?

That that’s one that, that I I’ve really had to invest in a lot because we recruit a [00:36:00] lot of people from these big insurance companies. And it’s just hard because there so bureaucratic.

Host: Interesting. Interesting. So you have a philosophy to ask people for something, even though you think you’re pretty sure they’re going to say no to it.

Why do you think that’s important and how does, how does that help you grow?

Sean: Um, well, I mean, if you don’t, if you don’t ask, you’re not going to get it right. So you might as well ask for it. And, um, and you also, you know, you don’t always know what’s possible. And so sometimes by just sort of like. Starting the conversation, you know, maybe they wanna agree to that, but maybe they have something else they’d agree to.

Host: Yeah. I mean, and I always say a Noah’s no is better than a no response. No, just for me means not now, you know, and I’m going to do the followup and that’s when I had my little Google, uh, calendar send reminder and send it in a few weeks. Big, big, big, big game changer right there.

Sean: What do you get it to be?

Not a no, but a no, but right. Like what would change your mind? So you say, no, I’m not, I, that’s not something I want, but if it did that, Then I’d want [00:37:00] it, you say, okay, cool. I’ll put that on list. And if enough people tell me they want X, we’ll go build X and I’ll hit you up when we have X. Yeah.

Host: That’s that’s the way you do it.

Folks. How did, how did, how did you meet up with Matt Higgins? How’d you connect with Matt and his squad?

Sean: We so just like everything else, we met through a connection. And so one of my angel investors, uh, knew somebody who works with Matt and thought we would be a good combination and just introduced us.

Um, and we just started talking at the time we were talking to a lot of people about, you know, sort of financings and going public and specs and all of that stuff. And Matt. He, he did something that was like something I would do. He was like, cool. We just had the zoom conversation. Can I come see you? And by the way, this is like at the peak of COVID, this was like last spring, basically,

Host: every, everybody was suspected the contagious.

Sean: Exactly. Yeah. We were both like just had COVID so I think we were both sort of [00:38:00] like, okay, whatever I’m going to go against the antibodies were cool. Yeah. But he just showed up at our office. He’s like, yeah. How about tomorrow? And I was like, yeah, like, whatever, like we’ll do it tomorrow. And we just got into talking about it.

It was clear. Like there’s a really, we just think about things in the same way. And we’re always looking for investors. You know, we want investors who bring more than more than just money. And he brought a lot of creativity on the marketing side and, you know, Florida’s a really big state for us. So with him and the dolphins and sea for us and everything like that, there’s just a lot of cool angles in, in Florida.

Host: There’s just something about Matt Higgin. There’s just something that, that, that, that I love. And for me for, I mean, he’s a direct mentor to you, but for me, he’s a mentor through osmosis from afar and I just watched the way he operates. The way he does things the way he interacts with people. I mean, he’s a gold standard man.

And, um, you know, if you have a chance, I’ll link you up afterwards to my interview with him, which is amazing. Um, you know, the story about him meeting Gary, that whole thing, uh, is pretty cool too. And it just says so much about him and his character and [00:39:00] his humble beginnings, you know, where he came from. I think that really says a lot.

Um, let’s talk about SPACs for a moment there. Um, how would you describe. What it is to someone who has no clue, they’re hearing it in the news. And why you guys going down this route?

Sean: Yeah. So a spec, it stands for special purpose acquisition company. It’s basically somebody like Matt, you know, who’s a successful person, uh, or sometimes they’re associated with an institution they’ll basically go out and they’ll raise from investors.

They’ll have an IPO, but there’s no company. It’s just like, we’re going to find a company later emerged with them. And so there’s a bunch of people doing that now. And I think it’s really great. Uh, so they, they have this pile of money and then they go out and they try to find a company that they can combine with, you know, and obviously they’re looking for like a good deal and a good company, but I think the best specs are also looking for a company where they, they have an angle where they can really help in some way.

And so, you know, then. Yeah, they do diligence on the company that they’ve selected you merge. And then the result is that the old private company now is merged into this sort of [00:40:00] fake public company and becomes a real public company, uh, you know, with, with all the money that they got from the IPO. So, uh, it’s a, it’s sort of like a alternative way to go public on the stock exchange.

Yeah.

Host: It’s pretty incredible. And where are you guys at now in the.

Sean: We’re we’re pretty far along. So, uh, we met up, we met up with Matt and after talking to him and a bunch of other specs, we decided that was, that was the one that was for us. Uh, that was pretty quick. So we had that done like by March and then he did a ton of diligence on us.

It took like four months. It was the worst diligence that we’ve ever had, like, so thorough and brutal and just like all these outside consultants, it was like, wow, this is real. This is a lot, a lot of disclosure. Exactly. So that took us basically until, uh, July when we announced the transaction. And now we’re in this sort of back and forth process with the sec about making sure that our, uh, that our financial filings are ready for the public market and accurate and everything.

That process usually takes like three or four [00:41:00] months. So for us, we’re sort of midway, we’ve been through one round of comments with the sec. Uh, we’re thinking probably sometime early. But, you know, it also just sort of depends on how long it takes me. Yeah.

Host: I can’t, I can’t wait. I, I believe in man, I believe what he’s doing.

I put my money where my mouth is. So, uh, I’m I’m behind you guys financially as well. So I’m rooting for you there too. So let’s, let’s, let’s bring it home here. Um, you know, for me, this is my master class. I get to talk to amazing folks like yourself. Matt Higgins, Gary V uh, to name a few. And I, and I love to ask Sean, what is the single greatest piece of advice that you’ve ever received, that you take action on every single.

Sean: Um, just don’t don’t assume that people know what they’re doing. This is, it gets, it goes back a little bit. Like you, you there’s so much power in starting with a blank sheet of paper on a problem. And you know, the, the old way of doing it is rarely the best. It’s usually just so even things in your own life, right?

It’s like I do things [00:42:00] every single day that I just do it that way. Cause I’ve always done it that way. But if you just started from scratch, assume, you know, nothing start completely blank sheet of paper. You’ll usually come up with a better way of doing it. And I think we should always evaluate our life.

Host: I dig that one. That’s a, that, that, that’s a good one. That’s something I try to always keep in mind too. Like just, there’s not to assume that everyone you’re talking to knows exactly what they’re doing and really try to have your, your trust, your gut, right. Your gut usually doesn’t really let you down, um, too much and show him, what would you say, you know, is, is your superpower, what do you do better than almost anyone on this planet that really makes you who you are?

I was collecting baseball.

Sean: Yeah. I, you know, I, I don’t even know what happened in that baseball card court

Host: side note, before we answer that question, what is your, you still have, what is your prize baseball card? And it doesn’t have to be monetarily. You don’t have any, I,

Sean: I can play, I have no idea where they went sometime after I went to college and they all, they all disappeared.

My parents had moved twice since then, so I know they don’t have them. [00:43:00] And I know it sucks cause I wish that I, I wish I still had them, you know, like. Yeah, I’m jealous. Maybe I’ll start collecting again.

Host: What’s

what’s

Sean: your superpower. The, uh, I am really good at, um, at, at absorbing, uh, stress and staying calm in any situation.

And I think that’s really, really important, especially when you’re doing something. Like what I do is an emotional roller coaster and. Everyone around you will get stressed out your investors. They’ll get stressed out. The Bordeaux is stressed out. The employees get stressed out, you know, as, as you have these ups and downs and it’s never as bad or as good as it seems, that’s just the reality.

And so you, you just have to figure out how to keep an even keel. And I think it really helps me, um, to have that sort of level of emotional control.

Host: Do you have any techniques that you could share? How do you keep cool.

Sean: Part of it is just [00:44:00] practice. You know, I’ve, I’ve been through a lot of, and I’ve gotten better at this over time.

The other thing is like, I, this is going to, so I’m so passionate about what I do, but also I realize it doesn’t matter. Like if everything that I was doing fell apart tomorrow, I’d still be alive. I’d still be able to find enough to eat. I’d still have my children, everyone else that I care about. And it doesn’t actually matter that much.

And so I think it’s really important for people to realize like, These aren’t life and death things is going to be fine. This business fails, you know, what else? Or another one, you know, if I don’t have enough money to start the other one, you know what? I’ll go get a job with some money. I’ll start another one.

It’s it’s fine.

Host: That’s good stuff, man. No, I, I, I love it. And last but not least, you know, you look back on your life and you have those moments when you were, you know, thinking about the time when you were trying to figure out the, the, uh, you know, the insurance and you had to dig down deep and say, listen, we’re going to get through this.

And really, truly harness that inner tenacity that we spoke about [00:45:00] at the beginning. And on the flip side of it, you’re sitting here in the back of a. You’re building an incredible business, that Etsy potential, and it will help so many people out there and change their lives. And you want to show gratitude.

How do you keep yourself focused? What is your compass? Shaun Harper. What is your north star?

Sean: I just like to make, I just want to be useful to people, you know, like this is maybe not the most glamorous thing. I may be able to like make financial services, more efficient using technology, but that’s like my part in the world.

And. Take a lot of pride in that and it makes people’s lives better on a day-to-day basis. I think just, you know, figure out what you’re adding to the world and, you know, embrace it and just go, you know, just run with it.

Host: I love him, man. This has been a great conversation, Sean. I want to thank you so much for joining me.

I want everyone to check out kin.com. K I n.com. Note, it’s not available in all states yet, but it hopefully will be eventually. Uh, Sean, hang with me for one moment here while I sign [00:46:00] up, but I want to thank you so much for your time. I really.

Sean: Thank you so much.

Host: This was a lot of fun. Cool, good stuff. Hang with me for a moment here.

And everybody listening at home, I really hope that you do enjoy this show. Please check out. Can remember to find us on all the social media channels@thepodcast.com. And if you enjoy this episode, if you find value in it, if you’re like, damn, you know, I know someone that lives in Louisiana, Florida, all the end of the states, and they’re frustrated with their insurance, tell them to check out Ken.

This is a game changer. Everybody remember, I mean, take care of each other. I mean, that’s, that’s, that’s, what’s resonated from this episode. Look out for one. And catch us next week for another great episode of the podcast. Take care. Everybody

Sean: wisdom is forever, but for us, it’s time to go. Thank you for joining us. Luckily, we’ll be back with our next episode. So jam packed with more incredible humans. Thank you for listening, subscribing and sharing. To join the conversation, search the podcast on LinkedIn and to catch up on past episodes and more, please visit www.

Dot [00:47:00] com.

[End of transcript.]

Important Information for Investors and Stockholders

This communication relates to a proposed business combination (the “Business Combination”) between Omnichannel Acquisition Corp. (“Omnichannel”) and Kin Insurance, Inc. (“Kin”). In connection with the proposed Business Combination, Omnichannel has filed with the SEC a registration statement on Form S-4 that includes a preliminary proxy statement of Omnichannel in connection with Omnichannel’s solicitation of proxies for the vote by Omnichannel’s stockholders with respect to the proposed Business Combination and a preliminary prospectus of Omnichannel. The final proxy statement/prospectus will be sent to all Omnichannel stockholders, and Omnichannel will also file other documents regarding the proposed Business Combination with the SEC. This communication does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination.  Before making any voting or investment decision, investors and security holders are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed Business Combination as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Omnichannel through the website maintained by the SEC at www.sec.gov... In addition, the documents filed by Omnichannel may be obtained free of charge by written request to: Christine Pantoya, Chief Financial Officer, Omnichannel Acquisition Corp., First Floor West, 51 John F. Kennedy Parkway, Millburn, NJ 07078.

Forward-Looking Statements

This communication includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the business of Kin or the combined company after completion of the Business Combination are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction agreement and the proposed Business Combination contemplated thereby; (2) the inability to complete the transactions contemplated by the transaction agreement due to the failure to obtain approval of the stockholders of Omnichannel or other conditions to closing in the transaction agreement; (3) the ability to meet the NYSE’s listing standards following the consummation of the transactions contemplated by the transaction agreement; (4) the risk that the proposed transaction disrupts current plans and operations of Kin as a result of the announcement and consummation of the transactions described herein; (5) the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (6) costs related to the proposed Business Combination; (7) changes in applicable laws or regulations; and (8) the possibility that Kin may be adversely affected by other economic, business, and/or competitive factors. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Omnichannel’s Annual Report on Form 10-K, and other documents filed by Omnichannel from time to time with the SEC and the registration statement on Form S-4 and proxy statement/prospectus discussed above. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Omnichannel and Kin assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved.

Any financial and capitalization information or projections in this communication are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Omnichannel’s and Kin’s control. While such information and projections are necessarily speculative, Omnichannel and Kin believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of financial information or projections in this communication should not be regarded as an indication that Omnichannel or Kin, or their respective representatives and advisors, considered or consider the information or projections to be a reliable prediction of future events.

Participants in the Solicitation

Omnichannel, Kin and their respective directors and executive officers may be deemed participants in the solicitation of proxies of Omnichannel stockholders with respect to the proposed Business Combination. Omnichannel stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and executive officers of Omnichannel Acquisition Corp. and their ownership of Omnichannel’s securities in Omnichannel’s final prospectus relating to its initial public offering, which was filed with the SEC on November 23, 2020 and is available free of charge at the SEC’s website at sec.report, or by written request to: Christine Pantoya, Chief Financial Officer, Omnichannel Acquisition Corp., First Floor West, 51 John F. Kennedy Parkway, Millburn, NJ 07078.

Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the proxy statement / prospectus that Omnichannel intends to file with the SEC.

No Offer or Solicitation

This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom.

Business Combination Transaction

On July 19, 2021, Kin entered into a business combination agreement with Omnichannel Acquisition Corp. (NYSE: OCA). The business combination is expected to close in the fourth quarter of 2021. Upon closing, the combined public company will be named Kin Insurance Inc., and its common stock is expected to be listed on the NYSE under the new ticker symbol “KI”. Additionally, closing of Kin’s acquisition of an inactive insurance carrier with licenses in more than 40 states is still expected in the fourth quarter of 2021.

About Kin

Kin is the home insurance company for every new normal. By leveraging proprietary technology, Kin delivers fully digital homeowners insurance with an elegant user experience, accurate pricing, and fast, high-quality claims service. Kin offers homeowners, landlord, condo, and mobile home insurance through the Kin Interinsurance Network (KIN), a reciprocal exchange owned by its customers who share in the underwriting profit. Because of its efficient technology and direct-to-consumer model, Kin provides affordable pricing without compromising coverage. To learn more, visit https://www.kin.com.

About Omnichannel Acquisition Corp.

Omnichannel Acquisition Corp. (NYSE: OCA) is a blank check company whose business purpose is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. For more information, please visit www.omnichannelcorp.com.

Contacts

Kin

Investor Relations

investors@kin.com

Media Relations

press@kin.com

Omnichannel

Investor Relations

oacir@icrinc.com

Media Relations

oacpr@icrinc.com